[Letterhead of McCarthy Tétrault LLP]

Virginia K. Schweitzer
Direct line: 613-238-2174
Direct Fax: 613-563-9386
E-Mail: vschweitzer@mccarthy.ca

May 24, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Russell Mancuso, Branch Chief

Dear Mr. Mancuso:

Re: World Heart Corporation
Preliminary Schedule 14A filed March 24, 2005, as amended on May 4, 2005
File No. 000-28882

Set forth below, on behalf of World Heart Corporation ("WorldHeart"), are our responses to the second comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated May 20, 2005 (the "Second Comment Letter"), on the WorldHeart proxy circular ("Circular"). The following responses correspond to the item number of the comments contained in the Second Comment Letter. Today, via EDGAR, WorldHeart filed an amended Preliminary Schedule 14A. With this letter, WorldHeart is providing five copies of the blacklined copy of the Preliminary Schedule 14A to the Commission and five clean copies, which reflects the changes requested in response to the comments provided in the Second Comment Letter.

Preliminary Schedule 14A

General

1. We note your response to comment 3; however, it is unclear where you have identified the effect of abstentions and withheld votes on the vote required for approval of each proposal.

The requested disclosure has been included in the circular under the heading Voting of Proxies on Page 10.

2. We reissue comment 14. For example, we note your reference to a proposal "with or without amendment" in your Notice of Annual and Special Meeting of Shareholder.

Through inadvertence a reference to "with or without amendment" was included in the Notice of Annual and Special Meeting of Shareholders. This reference has now been removed.

Amendment to September 2004 Warrants — Page 2

3. We reference your response to our comment 11: We continue to believe that the transaction needs to comply with Exchange Act Rule 13e-4. You should, among other things, file under Schedule TO all pre-commencement communications with your security holders, including the relevant information in your proxy statement. See Instruction 1 to Rule 13e-4(c). In addition, please tell us how the March 2003 option exchange referred to in your response to our comment 72 complied with Rule 13e-4.

The application of Rule 13e-4 is contingent upon the transaction being deemed to be a tender offer. We continue to believe that this transaction is properly characterized as a restructuring of the company and not a tender offer. We note the following specific factual points which we believe should negate a finding that the transaction is a tender offer:

1.
The transaction is a result of negotiations with the company's warrantholders who also hold all of the company's debt securities. The holders of the warrants that prompted your initial comment are all accredited investors who initially acquired their securities in a private placement transaction in September 2004. As can be seen on page K-1 of Appendix K to the proxy circular, the Special Situations Fund group, a group known to us as a very active participant in PIPE offerings by Nasdaq companies with smaller market capitalizations, are significant holders of the warrants in question.

  The "give and take" as well as the undertone of the company's two-way negotiations with the warrantholders was much more akin to the conversations a company would be expected to have with a creditor's committee in a restructuring context than to the one-sided strategic planning conversations a company usually has with its financial and legal advisors (which normally form the bulk of the preparations), prior to the launch of a tender offer.

2.
The completion of the transaction is subject to shareholder approval by the shareholders of both MedQuest Products, Inc. ("MedQuest") and WorldHeart. We believe that this important fact introduces an inherent amount of uncertainty, delay, loss of bargaining power and control of the process by the "bidder" (i.e. the company) and a vastly heightened level of general deal risk that is usually alien to the bidder's position in the tender offer context.

We do not believe that the March 2003 option exchange referred to in our response to prior comment 72 needed to comply with Rule 13e-4. As you know, the application of Rule 13e-4 is contingent upon the transaction being deemed to be a tender offer. The economic substance of the transaction in question is that of an option exchange, not a tender offer. The exchange was effected according to the following formula: the exercise price of the new options was divided by the exercise price of the options being surrendered by each option holder, and the resulting fraction was multiplied by the number of options being surrendered to obtain the number of new options to be issued to such option holder. Participation in the exchange was entirely voluntary, and option holders were free to elect to exchange all or a portion of their options, provided the exercise price of the options being surrendered was greater than the exercise price of the new options. The exchange transaction did not affect the control of the company.

Voting Shares, Record Date and Principal Holders — Page 11

4. Please identify the natural persons who beneficially own the shares held by the entities named in the table.

The requested disclosure has been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Pages 13 and 14.

5. We reissue comment 15 in part. Please provide the ownership of your directors and officers as a group as required by Regulation S-B Item 403(b).

The requested disclosure has been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Page 12.

6. Please reconcile the number of shares beneficially owned as stated in the table with the aggregate number of shares beneficially owned described in each relevant footnote.

The requested reconciliation has been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Pages 11 to 14.

Three-Year History — Page 17

7. We reissue comment 19 because it appears that you have not addressed the departure of Mr. Bryden or Mr. Griffin.

The requested disclosure has been included in the circular under the heading Three Year History on Page 17.

Intellectual Property — Page 23

8. We note your disclosure in response to prior comment 23. Clarify the extent of your business that would be impacted by patents that expire in coming years.

The requested disclosure has been included in the circular under the heading Intellectual Property on Page 23.

Appointment of Auditors — Page 65

9. We note your response to prior comment 31. Please revise your disclosure to explain how directors will determine the auditors' remuneration.

The requested disclosure has been included in the circular under the heading Appointment of Auditors on Page 65.

MedQuest Resolution — Acquisition of MedQuest- Page 66

10. Please expand your response to comment 33 to analyze in details how your transaction qualifies for the Section 4(2) exemption.

The issuance of WorldHeart common shares to MedQuest shareholders qualifies for the exemption under Rule 506 of the Securities Act. As set forth in Rule 506(a), an offer and sale of securities by an issuer that satisfies the conditions in paragraph (b) of Rule 506 shall be deemed to be a transaction not involving any public offering within the meaning of Section 4(2) of the Securities Act.

In order for an issuance of securities to qualify for the exemption under Rule 506:

1.
Offers and sales must satisfy all of the conditions of Rules 501 and 502.

2.
There must be no more than 35 purchasers of the securities.

3.
Each purchaser who is not an accredited investor either alone or with his purchaser representative(s) must have such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

Taking the requirements of Rule 506 in turn:

1. By way of background, the WorldHeart securities will be issued to the 21 holders of MedQuest shares, of which 19 are non-accredited investors. The non-accredited investors hold a total of 20,180 common shares of the 9,300,000 common shares to be issued to MedQuest pursuant to the proposed transaction. Based on the proposed exchange ratio and the market value of the WorldHeart common shares on May 20, 2005, the total market value of the WorldHeart shares that will be issued to the non-accredited investors is approximately $72,648.

        Rule 502(b)(1) provides that if an issuer sells securities under Rule 506 to any purchaser that is not an accredited investor, the issuer must furnish the information specified in Rule 502(b)(2). Because the proposed transaction is a business combination as defined in Rule 501(d), WorldHeart will pursuant to Rule 502(b)(vi) provide the information required by Form S-4 in the joint information statement/private placement memorandum (the "Private Placement Memorandum") that WorldHeart and MedQuest will provide to MedQuest shareholders in connection with the special meeting of Medquest shareholders to approve the transaction.

Please note that WorldHeart will not provide to each purchaser at the time the plan is submitted to security holders written information about the terms or arrangements of the proposed transactions that are materially different from those for all other security holders (as mandated by Rule 502(b)(vi)) because the terms will not be materially different.

2. As mentioned above, the WorldHeart securities will be issued to a total of 21 persons thereby satisfying the requirement of Rule 506(a)(2)(i) that there be no more than 35 purchasers of securities from the issuer.

3. A purchaser representative has been appointed to represent the non-accredited investors. The purchaser representative meets the requirements of Rule 501(h). Consistent with WorldHeart's obligations under Rule 501(h)(3), the purchaser representative will be acknowledged by each non-accredited purchaser in writing to be his purchaser representative in connection with evaluating the merits and risks of the prospective investment in WorldHeart shares.

Background and Reasons for the MedQuest Acquisition — Page 66

11. Please revise to discuss the material term of each of the proposal made during the course of your negotiations with MedQuest. Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed acquisition evolved during the course of the parties' discussions. Your revised disclosure should include, among other things, the terms of the draft term sheet entered into on December 6, 2004 and the terms of the revised sheet entered into on January 14, 2005.

The requested disclosure has been included in the circular under the heading Background and Reasons for the MedQuest Acquisition on Pages 67 and 68.

Reasons for the MedQuest Acquisition — Page 64

12. We note your response to prior comment 36. Please further revise your disclosure to provide greater detail regarding the analyses conducted by the board. For example, expand your disclosure regarding the comparable acquisitions considered that the board in determining the level of consideration to be paid in connection with the MedQuest acquisition to include the consideration paid, stage of development of the target's product candidates, or any other factors considered by the board in comparing these transactions.

The requested disclosure has been included in the circular under the heading Reasons for the MedQuest Acquisition on Pages 67, 68, 69 and 70.

Maverick Agreement... — Page 80

13. Please tell us supplementally the amount and nature of the "specified holdbacks" referenced in the last sentence of the second paragraph on page 81. If material, please revise your disclosure accordingly.

The requested disclosure has been revised in the circular under the heading Maverick Agreement on Page 82 to reflect the nature of the amounts that MedQuest will retain at closing to pay order course liabilities.

ESOP Resolution.. . — Page 85

14. Please clarify where the 12% and 10% figures fall with the ranges suggested by the data studied by the board. Also clarify how the 10% will be allocated among all of the executive officers.

The requested disclosure has been included in the circular under the heading ESOP Resolution on Page 87.

15. We note your revised disclosure in response to prior comment 64. Revise the fourth full paragraph on page 86 to clarify that you have described all material United States federal income tax consequences and expand your subsequent disclosure if necessary to disclose all material consequences.

The requested disclosure has been included in the circular under the heading ESOP Resolution on Page 87.

World Heart Financial Statements

General

16. The financial statements should be updated, as necessary, to comply with Rule 3- 12 of Regulation S-X.

The financial statement information has been updated in the circular to comply with Rule 3-12 of Regulation S-X.

Auditors' Report — Page B-1-3

17. We note your response to comment 65. We understand that your report was issued by Canadian auditors but the opinion was issued in accordance with GAAS in Canada and the standards of the Public Company Accounting Oversight Board in the United States. The meaning of "the standards of the Public Company Accounting Oversight Board" refers to compliance with Statements of Auditing Standards. Please have your auditors revise their report to include at the end of the second paragraph the following sentence: "We believe that our audits provide a reasonable basis for our opinion". Refer to SAS 58 or AU 508.

Our auditors have referred us to the following wording for a Canadian GAAS audit report stated in paragraph 22 of Section 5400 of the CICA Handbook:

AUDITOR'S REPORT

"To the Shareholders of...............................

        I have audited the balance sheet of.......... as at.........., 20..... and the statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at.........., 20..... and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

City	(signed)...............................
Date	CHARTERED ACCOUNTANT"

As indicated, the phrase "We believe that our audits provide a reasonable basis for our opinion" is not included in the opinion based on the requirements of the CICA.

Our auditors have also referred us to the following excerpts from the SEC staff's paper on "International Reporting and Disclosure Issues in the Division of Corporation Finance" which indicates that variations in format to comply with home country style is acceptable:

  "Historically, some foreign private issuers have filed audit reports that made reference to compliance with both US GAAS and home-country (or international) auditing standards. The staff had not objected to that practice. As described above, under AS 1 a reference to US GAAS is no longer appropriate or necessary in auditors' reports on financial statements of issuers. Consistent with historical practice, the staff will not object to audit reports that make reference to compliance with both PCAOB Standards and home-country (or international) auditing standards."

As stated in the 1999 Form 20-F adopting release, it is our auditors' understanding that the staff will continue to accept wording variations solely to comply with local reporting formats. For example, the staff views the Canadian "addendum" paragraph that describes substantial doubt about a registrant's ability to continue in business as an acceptable style variation of the going concern reporting requirement under PCAOB Standards.

Accordingly, as the opinion is required by the CICA and makes references to the PCAOB, we believe its acceptance in Commission filings is consistent with published Staff practice.

Notes to the Consolidated Financial Statements — Page B-1-9
Note 3: Significant Accounting: Policies — Page B-1-9

(m) Government assistance — Page B-1-11

18. We note your response to comment 70. Your revised disclosure also indicates that government assistance is applied to reduce the carrying value of any assets acquired. Grants that relate to depreciable property and equipment should be reflected in income over the useful lives of the related assets. Please revise or advise us.

We agree with the Staff's comment that impact on income from a grant used to acquire property and equipment should be reflected as income over the life of the assets. As explained below from a publication by the FASB, there are two acceptable methods under US GAAP — record as a reduction of fixed assets in which case depreciation expense is lower over the life of the asset or, alternatively, record the asset at the gross amount with the grant recorded as deferred income amortized over the life of the asset. The Company has selected the first alternative in its financial reporting.

The FASB "Report on the Similarities and Differences between IASC Standards and U.S. GAAP"

"Grants related to assets. IAS 20 states that a grant that requires the recipient to purchase, construct, or otherwise acquire long-lived assets, including intangible assets, (IAS 20 terms those grants related to assets) should be recognized either by setting up the grant as deferred income (a liability) or by deducting the grant from the carrying amount of the asset. The deferred income must be recognized in the income statement on a systematic and rational basis over the useful life of the asset. For monetary grants related to assets, recognition in the income statement could be earlier for an enterprise following U.S. GAAP than for an enterprise following IAS 20 because U.S. GAAP allows an enterprise to recognize revenue when the costs of purchasing or constructing the asset are incurred rather than to delay recognition until the periods in which the asset is used. However, an enterprise that follows U.S. GAAP and chooses to reduce the carrying amount of the asset would recognize the grant in the same periods as an enterprise following IAS 20."

Management's Discussion and Analysis of Financial Condition and Results of Operations — Page C-1-1

Research and development — Page C-1-5

19. Please clarify why the Ministry is seeking repayment of the claim and is not making any further payments.

The requested disclosure has been included in the circular on Pages C-1-5 and C-2-6.

Commitments — Page C-1-12

20. We note your response to our comment 77. Revise to include the total outstanding convertible debentures of $15,316,563 in the total column.

The requested disclosure has been included in the circular on Pages C-1-12 and C-2-13.

Pro Forma Financial Statements — Page F-1

U.S. GAAP Unaudited Pro Forma Combined Condensed Statements of Operations — Page F-2

21. Revise to separate gains on forgiveness of accrued interest presented in MedQuest's historical financial statements from interest expense and financing costs so the line item interest expense and financing costs does not appear as an income item.

The requested disclosure has been updated to the pro forma statements of operations on Pages F-2 and F-9 and the related Note 3 on pages F-8 and F-11 to separately identify the gains on forgiveness of accrued interest on the MedQuest Notes Payable.

Notes to the Unaudited Pro Forma Combined Condensed Financial Statements — Page F-4

22. Reference is made to adjustment l(a). MedQuest's equity balances reflected in this note do not agree to the actual pro forma adjustment reflected on the page F-3. Please revise to make the balances in agreement or delete the balances shown in the note to adjustment 1 (a).

We have deleted the balances from Note 1(a) as they are identified on Page F-3.

23. Reference is made to adjustment 1(b). We note that cash is adjusted to reflect the change in basis from historical cost to estimated fair value. Please supp1ementally tell us why cash is being adjusted to fair value. It appears that a portion of the adjustment is made due to the fact that MedQuest is retaining cash of $325,000. We would assume that cash already approximates fair value.

The adjustments in Note 1(b) were made to change the December 31, 2004 historical cost to the measurement date value as at January 31, 2005 which approximates fair value for the cash. We have updated Note 1(b) to further clarify the adjustment.

24. We note your response to comment 85. Revise note 1 to specifically state the assets and liabilities of MedQuest that you are assuming.

The requested disclosure has been included in the circular on Pages F-6 and F-11.

25. Please revise the note to adjustment 1 (b) to support your entry to common stock of $12,555,000.

The requested disclosure has been included in the circular on Pages F-7 and F-11.

26. Reference is made to adjustments 5 and 6. Tell us supplementally, in detail, how you accounted for the modification of the warrant's exercise price that were issued in connection with the convertible debentures. Cite your basis in GAAP for the accounting treatment shown in the pro forma financial statements. We may have further comments based on your response.

We considered the modification of the warrant's exercise price to be a concession to the warrantholders' to exercise their warrants. While the warrants were issued at the same time as the convertible debentures, they are distinct financial instruments. In fact, many of the debentures were converted into the common shares prior to the announcement of the proposed acquisition causing the debentureholders to be a distinct group from the warrantholders.

We have revised the proforma combined condensed balance sheet as at December 31, 2004 to record a decrease in the accumulated deficit and APIC.

We calculated the change in the terms of the warrant, or the concession, determined at the measurement date of January 31, 2005 to be decrease in value of the warrant of $4,292,500. We used the guidance under FAS 123.36 for a modification of a stock based award for measuring the value of the concession.

We followed the Emerging Issues Task Force EITF D-42 "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" as guidance for recording the concession. Since the concession caused a decrease in the value of the warrants, we treated the gain as an increase in the earnings applicable to common shareholders and recorded a decrease in the accumulated deficit.

27. Please revise adjustment 8 to indicate that the common shares used in the calculation are the common shares outstanding rather than the weighted average currently presented.

The requested disclosure has been included in the circular on Pages F-8 and F-12.

Proxy Card

28. Clarify which matters are related to or conditioned on the approval of other matters. See Rule 14a-4(a)(3).

The requested disclosure has been included in the Notice of the Annual and Special Meeting of Shareholders and on the proxy card.

Form 10-KSB for the period ended December 31, 2004

Item 8A. Controls and Procedures — Page 37

29. We note your response to comment 88; however, you should amend your Form 10-K to address the concerns identified.

The requested amendments to the Form 10-K will be made as requested by the Staff in the First Comment Letter and Second Comment Letter in addition to amending the audited financial statements and MD&As to reflect requested amendments in the First Comment Letter and Second Comment Letter. If acceptable to the Commission, WorldHeart would plan to file the amended Form 10-K at such time as the Commission has determined that there are no additional comments in respect of the company's financials and MD&A.

We hope that you will find World Heart's responses to the Staff's comments acceptable. Should you continue to disagree with our responses to any comments, we would appreciate an opportunity to have a telephonic conference with you to further explore these issues prior to your issuance of any further comments. If you have any questions concerning the foregoing, please contact Martin Glass of White & Case LLP at (212) 819-8270.

Yours very truly,

Virginia K. Schweitzer

cc.    Jal Jassawalla, President and CEO, World Heart Corporation
         Martin Glass, White & Case LLP